SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit Index

Exhibit Number

4.2	Senior Indenture between Honda Motor Co., Ltd. and The Bank of New York Mellon, as Trustee

4.3	Form of 2.271% Senior Notes due 2025

4.4	Form of 2.534% Senior Notes due 2027

4.5	Form of 2.967% Senior Notes due 2032

5.3	Opinion of Mori Hamada & Matsumoto

5.4	Opinion of Sullivan & Cromwell LLP

23.4	Consent of Mori Hamada & Matsumoto (included in Exhibit 5.3)

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.4)

The registrant hereby incorporates Exhibits 4.2, 4.3, 4.4, 4.5, 5.3 and 5.4 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-263008) of the registrant, filed with the Securities and Exchange Commission on February 25, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager Finance Division Honda Motor Co., Ltd.

Date: March 10, 2022